UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	June 16, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR MAY 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In May 2020, the Company’s passenger transportation capacity (measured by available seat- kilometres) decreased by 61.12% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 41.34%, 95.35% and 95.84% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 69.39% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 53.65%, 97.44% and 99.23% year-on-year, respectively; and passenger load factor decreased by 17.46 percentage points year-on-year to 64.61%, among which, the passenger load factor of its domestic, international and regional routes decreased by 17.43, 35.98 and 67.17 percentage points year-on-year, respectively.

Affected by the occurrence of the novel coronavirus (COVID-19) epidemic since the beginning of 2020, the demand and willingness of passengers to travel have been significantly reduced. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organised special charter flights, enhanced epidemic protection for passengers and employees, and strengthened the transportation of epidemic prevention materials. With the situation of prevention and control of the novel coronavirus (COVID-19) epidemic in China being further stabilised and normalised and the resumption of work and production in various regions being fully promoted, in May 2020, passenger traffic volume increased by 56.43% as compared with April 2020, and the demand of passengers to travel increased as compared with April 2020. The Company will actively optimise and adjust its transportation capacity deployment in the future based on the progress of prevention and control of the novel coronavirus (COVID-19) epidemic and the recovery of market demand.

In relation to freight transportation, freight load volume in May 2020 increased by 35.17% as compared with April 2020. The freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by Eastern Airline Logistics Co., Limited ( 東方航空物流股份有限公司) (“Eastern Logistics”), a subsidiary of the controlling shareholder of the Company. During the outbreak of the novel coronavirus (COVID-19) epidemic, there has been relatively strong demand for medical and anti-epidemic materials, and therefore the Company has promptly carried out freighter conversion for some passenger aircraft (“Passenger-to-Freighter Conversion”) to enhance air freight transportation capacity. The relevant freight transportation business is specially operated by Eastern Logistics for external operations, and the transactions between the two parties are on normal commercial terms and on a fair basis. As of the date of this announcement, the Company has conducted Passenger-to-Freighter Conversion to 14 A330 aircraft, all of which have been put into operation. Compared with April 2020, the Company launched new outbound freight transportation charter routes such as Jinan — Milan, Qingdao — London, Xi’an — Moscow, etc.

In May 2020, the Company launched new domestic passenger transportation routes such as Xi’an — Aksu, Xinjiang, Lanzhou — Dalian, Lanzhou — Guilin, Luzhou — Nanjing, Luzhou — Hefei, Kunming — Lanzhou — Changchun, Jinan — Yiwu, Chengdu — Hefei — Weihai, etc.

II.	FLEET STRUCTURE

In May 2020, the Company had no introduction of aircraft and one retirement of B737-800 aircraft, and operated a total of 722 aircraft, including 263 self-owned aircraft, 261 aircraft under finance lease and 198 aircraft under operating lease.

As at the end of May 2020, details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	40	48	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	26	25	5	56

	Narrow-body passenger aircraft	223	213	193	629
5	A320 series	136	125	68	329
6	B737 series	87	88	125	300

	Total	263	261	198	722

Note: The 11 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount completed in May 2020	Amount completed in May 2019	Year-on-year increase		Total amount completed from January to May in 2020	Total amount completed from January to May in 2019	Year-on-year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	8,691.25	22,353.74	-61.12%		51,140.83	109,507.77	-53.30%
— Domestic routes	8,314.00	14,173.89	-41.34%		36,692.91	69,751.06	-47.39%
— International routes	352.28	7,579.91	-95.35%		13,806.11	36,926.28	-62.61%
— Regional routes	24.97	599.94	-95.84%		641.81	2,830.43	-77.32%

RPK (revenue passenger-kilometres) (millions)	5,615.04	18,345.37	-69.39%		34,177.88	90,592.20	-62.27%
— Domestic routes	5,455.40	11,770.60	-53.65%		24,465.64	58,258.38	-58.00%
— International routes	155.84	6,080.66	-97.44%		9,342.67	30,008.36	-68.87%
— Regional routes	3.79	494.11	-99.23%		369.57	2,325.45	-84.11%

Number of passengers carried (thousands)	4,165.64	10,880.08	-61.71%		20,531.35	53,341.43	-61.51%
— Domestic routes	4,139.31	9,077.84	-54.40%		18,202.24	44,340.59	-58.95%
— International routes	22.67	1,441.54	-98.43%		2,046.93	7,286.20	-71.91%
— Regional routes	3.66	360.69	-98.99%		282.19	1,714.64	-83.54%

Passenger load factor (%)	64.61	82.07	-17.46	pts	66.83	82.73	-15.90	pts
— Domestic routes	65.62	83.04	-17.43	pts	66.68	83.52	-16.85	pts
— International routes	44.24	80.22	-35.98	pts	67.67	81.27	-13.60	pts
— Regional routes	15.19	82.36	-67.17	pts	57.58	82.16	-24.58	pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	610.16	755.17	-19.20%		2,292.66	3,700.26	-38.04%
— Domestic routes	144.46	267.50	-46.00%		671.44	1,352.64	-50.36%
— International routes	463.03	469.41	-1.36%		1,595.85	2,256.53	-29.28%
— Regional routes	2.67	18.26	-85.40%		25.37	91.09	-72.15%

	Amount completed in May 2020	Amount completed in May 2019	Year-on-year increase		Total amount completed from January to May in 2020	Total amount completed from January to May in 2019	Year-on-year increase
RFTK (revenue freight tonne-kilometres) (millions)	179.99	246.98	-27.12%		735.64	1,089.45	-32.48%
— Domestic routes	55.81	76.07	-26.63%		237.96	368.53	-35.43%
— International routes	123.56	168.27	-26.57%		492.90	708.80	-30.46%
— Regional routes	0.61	2.64	-76.89%		4.79	12.12	-60.50%

Weight of freight carried (million kg)	52.08	79.53	-34.51%		230.71	371.32	-37.87%
— Domestic routes	38.85	54.08	-28.16%		165.82	260.31	-36.30%
— International routes	12.62	23.24	-45.69%		60.55	100.74	-39.90%
— Regional routes	0.61	2.21	-72.49%		4.34	10.26	-57.72%

Freight load factor (%)	29.50	32.71	-3.21	pts	32.09	29.44	2.64	pts
— Domestic routes	38.64	28.44	10.20	pts	35.44	27.25	8.19	pts
— International routes	26.69	35.85	-9.16	pts	30.89	31.41	-0.52	pts
— Regional routes	22.87	14.44	8.42	pts	18.87	13.30	5.57	pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,392.37	2,767.00	-49.68%		6,895.33	13,555.96	-49.13%
— Domestic routes	892.72	1,543.15	-42.15%		3,973.80	7,630.24	-47.92%
— International routes	494.74	1,151.60	-57.04%		2,838.40	5,579.90	-49.13%
— Regional routes	4.91	72.26	-93.20%		83.13	345.82	-75.96%

RTK (revenue tonne-kilometres) (millions)	681.14	1,878.01	-63.73%		3,737.39	9,077.65	-58.83%
— Domestic routes	542.74	1,122.56	-51.65%		2,393.92	5,510.42	-56.56%
— International routes	137.46	708.91	-80.61%		1,306.36	3,350.48	-61.01%
— Regional routes	0.95	46.53	-97.97%		37.11	216.75	-82.88%

Overall load factor (%)	48.92	67.87	-18.95	pts	54.20	66.96	-12.76	pts
— Domestic routes	60.80	72.75	-11.95	pts	60.24	72.22	-11.98	pts
— International routes	27.78	61.56	-33.78	pts	46.02	60.05	-14.02	pts
— Regional routes	19.23	64.40	-45.17	pts	44.64	62.68	-18.04	pts

Note: Freight transportation data only contained data of bellyhold space in passenger aircraft and Passenger-to-Freighter Conversion. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 15 June 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).